SEC
Mail Processing
Section

SECURITIES AND EXCHANGE COMMISSION



12061709

MAY 30 2012

Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- [45034]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daewoo Securities (America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue Suite 301
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jae Hong You (212) 407-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jae Hong You, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daewoo Securities (America) Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Daewoo Securities (America) Inc.:

We have audited the accompanying statement of financial condition of Daewoo Securities (America) Inc. (a wholly owned subsidiary of Daewoo Securities Co., Ltd.) (the Company) as of March 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 29, 2012

DAEWOO SECURITIES (AMERICA) INC.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2012

Assets		
Cash	$	1,953,043
Commissions receivable from Parent		159,579
Receivable from brokers, dealers and clearing organizations		284,966
Securities owned, at fair value:		
Money market funds		770,284
Corporate debt securities		6,248,820
Total securities owned		7,019,104
Property and equipment, at cost, less accumulated depreciation and amortization of $143,123		145,682
Other assets		233,817
Total assets	$	9,796,191
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	134,176
Total liabilities		134,176
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 100,000 shares; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Accumulated deficit		(2,337,985)
Total stockholder's equity		9,662,015
Total liabilities and stockholder's equity	$	9,796,191

See accompanying notes to statement of financial condition.

(1) Description of Business

Daewoo Securities (America) Inc. (the Company) was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Daewoo Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutional investors in the U.S. investing in the emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets. The Company's major source of revenues is commissions from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. The Company clears all U.S. securities transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(2) Summary of Significant Accounting Policies

(a) Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of deposits with clearing brokers.

(b) Securities Owned

Securities owned consist primarily of money market funds and obligations of corporate debt securities, and are stated at fair value (see note 4). Investments in money market fund are stated at fair value as determined by the investment manager based on the fair value of the underlying securities. Fair value of corporate debt securities is determined based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker and dealer quotes, credit spreads and new issue data.

(c) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets ranging from five to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the related lease.

(Continued)

(d) Deferred Rent Liability

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying statement of financial condition. The deferred rent liability amounted to approximately $23,000 as of March 31, 2012.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(g) Fair Value Measurements and Disclosures

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,* which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company's statement of financial condition.

(b) Recent Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.* Management believes that the adoption of the provisions of ASU 2011-05 will not have a material impact on the Company's statement of financial condition.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (IFRS) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. Management believes that the adoption of ASU 2011-04 in 2012 will not have a material impact on the Company's statement of financial condition.

(Continued)

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. Such Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2012, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,852,559, which exceeded the minimum net capital requirement by $2,752,559. The Company's percentage of aggregate indebtedness to net capital was 4.70% at March 31, 2012.

(4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of March 31, 2012:

		Level 1	Level 2	Level 3	Total assets measured at fair value
Money market funds	$	770,284	—	—	770,284
Corporate debt securities		—	6,248,820	—	6,248,820
Securities owned at fair value	$	770,284	6,248,820	—	7,019,104

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation

methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5) Property and Equipment

Property and equipment, at cost, at March 31, 2012 are summarized as follows:

Furniture and fixture	$	78,335
Office equipment		56,539
Automobile		55,813
Leasehold improvements		98,118
		288,805
Less accumulated depreciation and amortization		143,123
	$	145,682

(6) Income Taxes

The tax effects of temporary differences that gave rise to the deferred tax assets and deferred tax liabilities at March 31, 2012 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	1,176,569
Deferred rent		10,316
Charitable contributions		2,026
Total gross deferred tax assets		1,188,911
Less valuation allowance		(1,184,898)
Net deferred tax assets		4,013
Deferred tax liabilities:		
Property and equipment, principally due to differences in depreciation and amortization		(4,013)
Gross deferred tax liabilities		(4,013)
Net deferred tax assets	$	—

(Continued)

The net change in the valuation allowance for the year ended March 31, 2012 was an increase of $507,590. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

As of December 31, 2012, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $2,629,000, which expire in various years through 2031. The Company also has net operating loss carryforwards for state and local tax purposes amounting to approximately $2,596,000 and $2,523,000, respectively, at March 31, 2012, which expire in various years through 2031.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2011, 2010 and 2009 for the federal, state, and local jurisdictions.

(7) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. The Company also executes customers' orders for U.S. securities transactions received through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company. Related commission receivable from the Parent amounted to $159,579 as of March 31, 2012.

(8) Commitments

As of March 31, 2011, the Company was obligated under a noncancelable operating lease for its office space, which expires in August 2014. The office lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

(Continued)

The future minimum lease payments under the noncancelable operating lease as of March 31, 2012 are as follows:

		Amount
Year ending March 31:		
2013	$	153,050
2014		63,771
	$	216,821

(9) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2012. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

(10) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2012. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through May 29, 2012, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.